JUNE 20, 2011

BY: EDGAR CORRESPONDENCE FILING AND FAX 1-202-772-9220

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4631

Attention:	Terence O’Brien
Accounting Branch Chief

Dear Mr. O’Brien:
Re:Valcent Products Inc. (the “Company”) March 31, 2010 audited financial statements

See below response to your May 4, 2011 letter.

1.
As previously requested in all of our prior letters, please acknowledge that you will revise your disclosure regarding the dismissal of Smythe Ratcliffe LLP, Chartered Accountants to provide the information required by Item 16(F)(a)(1)(v) of Form 20-F.  Please provide us with the disclosure you will include in the amended filing.

      The Company will amend its disclosure regarding the dismissal of Smythe Ratcliffe LLP, Chartered Accountants.  Please see below the form of letter we propose to file as an exhibit to our amended Form 20-F for the year ended March 31, 2010

 <<Date>>

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

U.S.A.

Ladies and Gentlemen:

We have read the statements made by Valcent Products Inc. in its annual report on Form 20-F for the fiscal year ended March 31, 2010 in response to Item 16F of Form 20-F, and we agree with the statements regarding our Firm therein.

Very truly yours,

(signature)

SMYTHE RATCLIFFE

2.
We note your response to comment 2 in our letter dated March 23, 2011. Please provide us with your analysis of the guidance in ASC 815-40-25-7 – 25-10 (paragraphs 12 and 13 of EITF 00-19) as it relates to the terms of the embedded conversion options in your convertible promissory notes. Please also refer to ASC 815-40-55-2 - 55-6 for additional guidance.

We reviewed the language contained within the convertible promissory debt and noted that, in certain instances, the Company could be forced to cash settle the conversion feature. For instance:

-	Clause 3.6 of the notes indicates that in the event of a Default, the Holder of the Note can request a cash settlement equal to the note’s face value plus a 30% premium and accrued interest.

-
Clause 3.6 of the notes also indicates that a cash settlement may be requested by the note holder upon the occurrence of a triggering event or major transaction and, in these instances, the cash settlement could be equal to the fair value of the underlying shares.

Paragraph 12 of EITF 00-19 indicates that contracts that include “any provision that could require net-cash settlement” cannot be accounted for as equity of the Company regardless of the likelihood of the events occurring that would require cash settlement.

The embedded conversion features of these notes were accounted for as liabilities as at April 1, 2009 because of their failure to pass the 2 step test included within EITF 07-5. However, the Company acknowledges that the embedded conversion features should have been accounted for as liabilities under US GAAP from the date of their issuance in July 2008 to the fiscal year end date of March 31, 2009.

The effect on the US GAAP Statement of Operations for the year ended March 31, 2009 is quantified as follows:

CDN $

Net loss for the year ended March 31, 2009 per US GAAP, as previously restated	$ (15,089,918)
Derivative liability expense ( $505,558 US)	(569,056)
Change in fair value of derivative liability ( $42,975 US)	48,372
Accretion expense attributable to the derivative liability discount	(12,431)
Reverse accretion attributable to BCF ($23,034 US)	25,927

Net loss per US GAAP for the year ended March 31, 2009 after giving effect to the conversion feature of the $US 2,168,000 notes being accounted for as a liability for the fiscal year ended March 31, 2009	$(15,597,106)

Net loss per share, as previously restated	$(5.42)

Net loss per share as recalculated	$(5.61)

Given the relatively small percentage change in each of the recalculated net loss and net loss per share for the year ended March 31, 2009, the Company does not believe that restatement is necessary.

3.	We note from your response to Comment 2 in our letter dated march 23, 2011, that you are required to deliver registered shares to the note holders. Please provide with a more

DETAILED DESCRIPTION OF THIS TERM OF THE CONVERSION FEATURE FOR YOUR PROMISSORY NOTES. IN THIS REGARD AND TO THE EXTENT THAT YOU ARE EXPLICITLY REQUIRED TO DELIVER REGISTERED SHARES, IT IS UNCLEAR HOW THE GUIDANCE IN FSP EITF 00-19-2 OVERRIDES THE GUIDANCE IN ASC 815-40-25-11 THAT NOTES THE REQUIREMENT TO DELIVER REGISTERED SHARES IS OUTSIDE THE CONTROL OF THE ISSUER AND WOULD REQUIRE   LIABILITY CLASSIFICATION, UNLESS YOU ALREADY HAVE SUFFICIENT REGISTERED SHARES AVAILABLE TO ISSUE UPON EXERCISE OF THE CONVERSION OPTION (ASC 815-40-25-16)

The terms included in the promissory note agreements are not totally clear as to whether registered shares are required but our response indicating that registered shares were required was based on the  language contained within Clause 3.3 (a) of the agreement which states:

“ …after any Conversion date,…. the Maker shall delver by express courier a certificate or certificates which shall be free of restrictive legends and trading restrictions….representing the number of shares of Common Stock being acquired upon conversion of this Note….”

Thus, the phrase that contemplates the shares being free of restrictive legends and trading restrictions was given to mean that conversion of the note was only satisfied by the delivery of registered shares.

The Company acknowledges, by virtue of its response to Comment 2 above, that the embedded conversion features should have been recorded as liabilities since the date of their issuance. As well, the terms of the note do not address registration rights; thus it appears that FSP EITF 00-19-2 does not apply.

4.	We note your response to the first bullet of comment 4 in our letter dated March 23, 2011. Please provide us with the following additional information:

•
Translate to Canadian dollars the relative fair values assigned to each component on the date of issuance, as your consolidated financial statements are presented in Canadian dollars rather than US dollars.

The Company allocated the proceeds of the issuance to the respective instruments on a relative fair value basis as follows:

			Relative	Exchange
	Fair values		fair values	Rate
			US $		CDN $
Convertible debt	$2,675,092	48.56%	$1,052,681	1.003	$1,053,839
Class A warrants (4,761,098@$0.4033)	$1,920,151	34.85%	$755,602	1.003	$757,869
Class B warrants (2,380,519@$0.3840)	$914,120	16.59%	$359,717	1.003	$360,796
Total warrants fair value	$2,834,271		$1,115,319		$1,118,665
	$5,509,363	100.00%	$2,168,000		$2,172,504

•	Tell us which warrant is redeemable and which warrant is non-redeemable

IN NOTE 7 TO THE FINANCIAL STATEMENTS, THE 264,506 NON-REDEEMABLE WARRANTS ISSUED WITH THE NOTES ARE THE CLASS A WARRANTS NOTED ABOVE; THE FINANCIAL STATEMENTS REFLECT THE AMOUNTS POST 1:18 SHARE CONSOLIDATION. THE 132,253 REDEEMABLE WARRANTS ARE THE CLASS B WARRANTS WHICH ARE ALSO REFLECTED ON A POST 1:18 SHARE CONSOLIDATION BASIS.  AS WELL, THERE WERE 24,401 CLASS A WARRANTS AND 12,201 CLASS B WARRANTS ISSUED AS FEES IN CONJUNCTION WITH THE CONVERTIBLE NOTE OFFERING.
•
Tell us where you recognized the values assigned to each of the warrants on your consolidated balance sheets. To the extent that the amounts assigned to the warrants under Canadian GAAP differ from the amounts assigned under US GAAP or the location on the consolidated balance sheet differs under Canadian GAAP versus US GAAP, please tell us how these differences were reflected in the reconciliation to US GAAP. In this regard, the table included in Note 7 indicates that the equity portion of the convertible notes is $CDN 1.3 million.  Further, your response to the second bullet of our comment 4 in our letter dated March 23, 2011, seems to indicate that you recognized the redeemable warrants in equity. It is unclear how under US GAAP the redeemable warrants are properly classified as equity. Please advise to the extent that you did recognize the redeemable warrants in equity for US GAAP purposes.

For purposes of US GAAP, the values allocated to each of the Class A and Class B warrants were recognized in additional paid-in capital. The Company recorded the redeemable warrants as equity instruments because redemption of these is not mandatory and is at the option of the Company. Further, there is no clause in the warrant agreement to indicate that they are puttable. Therefore, the Company concluded that they are scoped out of FAS 150. The Company also concluded that there are no provisions in EITF 00-19 that would trip liability accounting for the warrants.

5.
We note your response to the second bullet of Comment 4 in our letter dated March 23, 2011. Specifically, we note that as of the date of issuance of the convertible promissory notes in July 2008, the value to be recognized on the consolidated balance sheet was $0, after consideration of the two warrants and the beneficial conversion feature. We further note your position that only $245,420 of the convertible promissory notes’ discount should have been accreted as of March 31, 2009. Please provide us with the components of total liabilities for US GAAP purposes as of March 31, 2009. In this regard, it appears as though the only difference between Canadian GAAP and US GAAP should be related to the convertible promissory notes.

During the fiscal year ended March 31, 2009,  there was a share capital issuance related to the conversion of promissory notes having a principal balance of $US 195,000. Therefore, given that the value of the liability on the consolidated balance at the issuance of these notes was effectively $0, the issuance of this share capital resulted in an accretion expense of $US195,000 ( $CDN 219,493). The remaining accretion expense of $US23,034 ($CDN 25,927) relates to the balance of the promissory notes outstanding as at March 31, 2009.

Note 12 of the financial statements for the year ended March 31, 2009 pertains to promissory notes payable and includes a table for the notes outstanding at each of March 31, 2010 and 2009. The balances as at March 31, 2009 are noted as follows:

	US $	CDN $

Note payable due December 31, 2009	$1,323,000	$1,473,060
Subscription advance due August 31	$500,000	$630,650
Note convertible on reverse share consolidation		$35,284
Note payable in respect of subsequent cash settlement of the convertible promissory notes	$400,000	$504,520
		$2,643,514

In the table above, the notes in the amounts of $US1,323,000 and $US 400,000 collectively represent the remaining balance of the $2,168,000 July, 2008 convertible notes as disclosed in Note 7 of the financial statements  for the year ended March 31, 2010(prior to March 31, 2010, the Company cash settled US$400,000 of the notes)  and therefore should be reclassified to convertible promissory notes. Thus:

CDN $

Balance as noted above	$2,643,514
Less:
-December 31 promissory note	(1,473,060)
-Note payable in respect of subsequent cash settlement	(504,420)

Balance remaining in promissory notes at March 31, 2009	$666,034

The components of the liabilities are summarized as follows:

	Canadian GAAP	Reconciling adjustment	US GAAP

Accounts payable	$541,802		$541,802
Promissory notes	$2,643,514	(1,954,446)	$689,068
Due to related parties	$186,645		$186,645
Convertible notes	$11,228		$11,228

	$3,383,189		$1,428,743

6.
We note your response to the third bullet of comment 4 in our letter dated March 23, 2011. Specifically, we note that you assigned a value of $100 as the present value of the debt to calculate the amortization of the debt discount, resulting in an effective interest rate of 32,140.95%. Please provide us with your basis for assigning a $100 value to the present value of the debt for the purposes of amortizing the debt discount using the effective interest method. In this regard, the effective interest rate should demonstrate to investors the return they are receiving on their investment. As such, it is unclear why you did not use the cash payment method received for the convertible promissory notes and the warrants as the present value and the value the investors will receive (the value assigned to the warrants and the beneficial conversion feature (or embedded derivative, as the case may be) plus the principal

AMOUNT OF THE DEBT TO BE PAID) AS THE FUTURE VALUE FOR PURPOSES OF CALCULATING THE EFFECTIVE INTEREST RATE AND THEN AMORTIZING THE DEBT DISCOUNT. FURTHER, USING AMOUNTS FROM THE ACTUAL TRANSACTION WOULD RESULT IN AN EFFECTIVE INTEREST RATE CLOSER TO 100% WHICH WOULD APPEAR MORE APPROPRIATE THAN THE 32,140.95% EFFECTIVE INTEREST RATE YOU CALCULATED USING A RANDOM VALUE FOR THE PRESENT VALUE. PLEASE ADVISE.  PLEASE ALSO PROVIDE US WITH THE AMOUNT OF THE DEBT DISCOUNT THAT WOULD HAVE BEEN AMORTIZED FOR FISCAL YEAR 2009, USING THE CASH PAYMENT AS THE PRESENT VALUE.

The Company reviewed the definition of effective interest in the ASC glossary and noted the following:

“The rate of return implicit in the loan, that is, the contractual interest rate adjusted for any net deferred loan fees or costs, premium, or discount existing at the origination or acquisition of the loan.”

Further, the Company reviewed the language of ASC 835-30-35-2 as follows:

“With respect to a note for which the imputation of interest is required, the difference between the present value and the face amount shall be treated as discount or premium and amortized as interest expense or income over the life of the note in such a way as to result in a constant rate of interest when applied to the amount outstanding at the beginning of any given period. This is the interest method.”

The Company did not use the cash method as suggested in this comment by calculating the constant rate of return between the cash proceeds and the fair value of the warrants and BCF plus the principal amount of the debt because that is contrary to our understanding of the effective interest method: it would appear that the guidance indicates that the effective interest rate is calculated with reference to the face value of the debt less discounts attributable to the beneficial conversion feature and the warrants, not the face value of the debt plus these amounts as suggested in this comment.

As noted in the prior response, the maturity value of the convertible notes of $2,428,160 was discounted in its entirety after giving consideration to the beneficial conversion feature and the fair value allocated to the warrants issued along with these notes. Therefore, with respect to Company’s amortization of the debt discount, a nominal value of $100 was assigned to the debt in order to generate an amortization calculation given that a value of $Nil assigned to the debt would not allow for an effective interest method calculation. Otherwise, there is no basis for choosing $100 as the present value for the debt.  The Company used this nominal allocation to the present value of the debt to determine the constant rate of return to amortize approximately $2.4 million from July 16, 2008 to the original stated maturity date of July 16, 2009.

7.
We note your response to the fourth bullet of comment 5 in our letter dated March 23, 2011. Specifically, you note that the foreign exchange gain recognized relates to the translation of the transactions related to the convertible promissory notes into the reporting currency. It is unclear how this explanation adequately explains the gain recognized, as translation of foreign currencies to the reporting currency typically impacts equity rather than net income. Please advise. Please refer to ASC 830 for guidance.

The convertible promissory notes were denominated in US dollars; as well, for the year ended March 31, 2009, the functional currency of the Company was determined to be the Canadian dollar.

We referred to ASC 830-20-30-1 which indicated the convertible promissory note transaction was to be measured in the functional currency using the exchange rate in effect at the time. The subsequent measurement

PRINCIPLES, AS OUTLINED IN ASC 830-20-35-1, INDICATES THAT A CHANGE IN EXCHANGE RATES THAT CHANGES THE EXPECTED FUNCTIONAL CURRENCY CASH FLOWS IS A TRANSACTION GAIN OR LOSS THAT REQUIRES INCLUSION IN NET INCOME.

8.
We note your response to comment 6 in our letter dated March 23, 2011. We note that your journal entries for the settlement of interest from July 16, 2008 – December 31, 2009 and the debt discount with the settlement of shares, you have not provided us with the journal entries you used to recognize for the cash payment of US$400,000 of the notes’ principal amount and the settlement of $US 250,000 of the notes’ principal amount with shares. Further, please provide us with an explanation for the US$260,160 credit to convertible debt and debit to accretion journal entry. It is unclear how the amendment to the convertible debt at May 12, 2009 resulted in an increase to the convertible promissory notes.

The entry for the cash settlement of US$400,000 of note principal was as follows:

	DR	CR
Accretion expense	$400,000
Convertible debt	$400,000
Convertible debt discount		$400,000
Cash		$400,000

The entry for the settlement of US$250,000 of note principal was as follows:

	DR	CR
Accretion expense	$250,000
Convertible debt	$250,000
Convertible debt discount		$250,000
Share Capital		$250,000

The balance of $260,160 represented the original issuer discount (“OID”) on the issuance of the notes at the rate of 12% as follows:

Proceeds received from investors	$2,168,000
Original Issuer Discount	$260,160

Maturity value of the Notes	$2,428,160

As previously indicated, these notes were fully discounted on their issuance and in accordance with ASC 470-20-40-1 , all of the remaining discounts at the dates of conversion and settlement were recognized in income immediately including that which was attributable to the original issuer discount.

In our prior response, we inadvertently transposed the debit and credit in respect of the entry related to the OID whereby it should have indicated that the debit was to convertible debt in the amount of $260,160 with the

CORRESPONDING CREDIT TO CONVERTIBLE DEBT DISCOUNT IN THE SAME AMOUNT. THE COMPANY’S BOOKS OF ACCOUNT HAVE PROPERLY RECORDED THIS ENTRY.

9.
We note your response to comment 8 in our letter dated March 23, 2011, in which you provided us with quantitative information regarding your cash transactions for fiscal years 2009 and 2010 by currency. We note your organizational structure presented on page 16 of your March 31, 2010 Form 20-F. Specifically, we note that the Valcent Products Inc. is incorporated in Canada; Valcent USA Inc. is incorporated in the United States; and Valcent Products EU Limited is incorporated in England. Please tell us the functional currency for each of these entities for each period presented as determined in accordance with US GAAP. Please also provide us with a revised analysis of the cash transactions by entity by currency. Please refer to ASC 830-10-45-1 - 45-6 and 830-10-55-3 - 55-7 for guidance regarding the identification of the functional currency for foreign entities. Please also refer to the guidance in ASC 810-10-45-7 - 45-8 regarding changes in function currency. In this regard, it is unclear how the information presented demonstrates significant changes in economic facts and circumstances that clearly indicate a change. Further, the operating and non-operating cash expenses denominated in US dollars decreased during fiscal year 2010 compared to fiscal year 2009 with no other changes. This is assuming that the second analysis relates to fiscal year 2010, as both presentations refer to fiscal year 2009. Finally, please tell us the impact to your fiscal year 2009 Canadian GAAP and US GAAP financial statements had you used US GAAP as your functional currency.

On management’s review of the guidance in ASC 830-10 regarding functional currency the functional currency for the below entities are:

Valcent Products Inc: USD
Valcent USA Inc: USD
Valcent Products EU Limited: USD

This has been and will be disclosed in our current March 31, 2011 filing

Management is still in the process of  assessing the impact of a USD functional currency as at March 31, 2009  and will apply the principles of SAB 99 to determine the impact if any to the financial position of the Company. In addition, we will considered Accounting Principles Board (APB) Opinion 28, paragraph 29, in determining the materiality for the purpose of reporting.

It is managements estimate that this analysis will take a few more days to quantify and will forward its comments at that time. We apology for the delay however, as new management are goal is to be diligent in responding to your question 9 above.

Yours sincerely,
VALCENT PRODUCTS INC.

/s/ John N. Hamilton
John N. Hamilton, CFO